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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.                  No.       X
                 -------------        -------------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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     China Southern Airlines Company Limited (the "Company") on February 18,
2004 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning certain recent press articles in relation to the cessation of levy of the Civil Aviation Administration of China Infrastructure Development Fund. A copy of the English announcement is included in this Form 6-K of the Company.




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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                  ANNOUNCEMENT


The Board note that certain recent press articles have reported that the PRC government is planning to cease the levy of the Civil Aviation Administration of China Infrastructure Development Fund (CHINESE LIGATURE) on PRC airlines with effect from January 1, 2004.

The Board would like to confirm that the information contained in the Articles has not been reviewed, or authorized for publication, by the Company; and as of today, the Company has not received any formal notification from the PRC government regarding its decision to cease the levy of the Fund on the Company.

Reference is made to certain recent press articles (the "Articles") which report, among other things, that the government of the People's Republic of China (the "PRC") is planning to cease the levy of the Civil Aviation Administration of China Infrastructure Development Fund (CHINESE LIGATURE, the "Fund") on airlines in the PRC with effect from January 1, 2004.

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") would like to confirm as follows:

1. the information contained in the Articles has not been reviewed or authorized for publication by the Company;

2. as of today, the Company has not receive any formal notification from the PRC government regarding its decision to cease the levy of the Fund on the Company.

The Board will continue to closely monitor future development in respect of the above matter and will ensure that the Company will be in compliance with its relevant obligations under the applicable rules and regulations, including the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

                                              By order of the Board
                                                    SU LIANG
                                                Company Secretary


Guangzhou, the People's Republic of China
February 17, 2004


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                       By   /s/   Su Liang
                                         ---------------------------------------
                                         Name:    Su Liang
                                         Title:   Company Secretary


Date: February 18, 2004